ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
1 October to 4 November 2010

03 November 2010

National Grid plc
Decision on Massachusetts Gas rate case

On 2 November 2010, National Grid plc received approval from the Massachusetts Department of Public Utilities (“MADPU”) of its request to increase distribution rates and implement certain other rate mechanisms for its gas distribution business in Massachusetts.  This business represents about 10% of National Grid’s US operations.

The MADPU decision represents a significantstep forward for the Massachusetts gas operations in terms of securing adequate and timely recovery of costs incurred to serve customers on a safe and reliable basis.  The primary cost-recovery improvements are:

•	Approval of an increase in revenues of $58 million. As part of the revenue requirement, the MADPU approved a return on common equity of 9.75 percent, as well as a common equity ratio of 50 percent.

•	Approval of a revenue decoupling mechanism for all customer classes, providing the opportunity to recover lost base revenue resulting from customer-driven energy efficiency and other conservation measures which are negatively affecting sales volumes.

•	Fully reconciling recovery (true-up) of non-controllable cost items such as pension and non-pension-related retirement benefits for National Grid employees and the commodity element of bad debts.

•	Approval of a capital investment tracker designed to provide annual recovery of capital costs incurred to replace aging cast iron and bare steel mains remaining in the Massachusetts distribution system.

•	Approval of consolidated base rates for the recently merged Boston Gas and Essex Gas operations, as well as for the combined Lowell and Cape Cod operating divisions of Colonial Gas Company, so that revenue recovery is streamlined from four sets of base rates to two sets.

Although the MADPU decision reflects several adjustments to National Grid’s initial proposals, the collective impact of the decision represents a positive step forward for National Grid’s Massachusetts gas distribution operations.

 CONTACTS

National Grid:

Investors

David Rees	+44 (0) 20 7004 3170	+44 (0) 79 0151 1322 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0) 20 7004 3166	+44 (0) 77 5289 0787 (m)
Michael Smart	+44 (0) 20 7004 3214	+44 (0) 77 6729 8988 (m)
Iwan Hughes	+44 (0) 20 7004 3169	+44 (0) 79 0040 5898 (m)

Media

Chris Mostyn	+44 (0) 20 7004 3149	+44 (0) 77 74827710 (m))
Deborah Taylor	+44 (0) 20 7004 3148	+44 (0) 77 8756 8375 (m)

Brunswick

Tom Burns	+44 (0) 20 7404 5959
Tom Batchelar

CAUTIONARY STATEMENT

 This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense,  identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations to National Grid; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in National Grid’s borrowing and debt arrangements; changes to credit ratings of National Grid and its subsidiaries; adverse changes and volatility in the global credit markets; National Grid’s ability to access capital markets and other sources of credit in a timely manner and other sources of credit on acceptable terms; deflation or inflation; the seasonality of National Grid’s businesses; the future funding requirements of National Grid’s pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; the loss of key personnel or the inability to attract, train or retain qualified personnel; new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect National Grid’s effective rate of tax; incorrect assumptions or conclusions underpinning business development activity, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities and the performance of National Grid’s subsidiaries. In addition National Grid’s reputation may be harmed if consumers of energy suffer a disruption to their supply. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the SEC) (and in particular the Risk Factors and Operating and Financial Review sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause its results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The contents of any website references herein do not form part of this announcement.

Monday, 1st November 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 3,650 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 1 November 2010 consists of 3,636,576,874 ordinary shares, of which 140,694,595 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,882,279 shares with voting rights.

The figure of 3,495,882,279 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

26 October 2010

National Grid plc (‘National Grid’ or ‘NG’)
National Grid Electricity Transmission plc
National Grid Gas plc
NGG Finance plc
British Transco International Finance BV
National Grid USA

Publication of Annual Reports and Accounts
-Group Companies With Listed Debt

In June 2010, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and submitted copies for public inspection at the UK Listing Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS (also available electronically on the NG website – www.nationalgrid.com).

We confirm that the Annual Reports in respect of the following NG Group subsidiary companies with listed bonds have been issued to shareholders.

National Grid Electricity Transmission plc
National Grid Gas plc
NGG Finance plc
British Transco International Finance B.V.
National Grid USA

In accordance with Listing Rule 17.3.1, we confirm that copies of the Annual Reports have been submitted to and will shortly be available for public inspection at the UK Listing Authority’s new document viewing facility – the National Storage Mechanism – situated at:

www.hemscott.com/nsm.do

Copies are also available from the Secretary’s Department at 1-3 Strand, London WC2N 5EH and electronically on the NG website at:

www.nationalgrid.com.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (‘NG’)
Monday 25th October 2010
—
Block Listing Interim Return
—
NB: References are to NG Ordinary shares of 11 17/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 February 2010 to 22 October 2010

4. Shares not issued at end of last period:	1,289,177

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period and currently:	1,289,177

7. No. of shares originally listed and date of admission:
 On 1 August 2005, following NG’s
capital consolidation, a total of
2,712,727,627 New Ordinary Shares of
11 17/43 pence
were in issue.
 As at 22 October 2010 (and
following the 2010 Rights Issue),
total shares in issue were
3,636,576,874, of which the holding
of Treasury shares was 140,698,245;
leaving a balance of 3,495,878,629
shares with voting rights.

Note: Sharescheme operations continue to be satisfied by transfer of treasury shares, hence a further nil return.
—
Contact: D C Forward, Assistant Secretary
Tel: 0207 004 3226

Monday, 18th October 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today, 17,181 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 18 October 2010 consists of 3,636,576,874 ordinary shares, of which 140,698,245 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,878,629 shares with voting rights.

The figure of 3,495,878,629 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

National Grid plc (“NG”)

Thursday 7th October 2010

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 49,086 NG ordinary shares under the scheme was confirmed by the Trustee on Thursday 7th October, the shares having been purchased in the market today, at a price of 563 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	22 Ordinary Shares
Steven Holliday	22 Ordinary Shares

 The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	1,017,254 Ordinary Shares
Steven Holliday	2,105,207 Ordinary Shares

 — —

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 22 shares purchased by the SIP Trustee for his partner.

Tuesday 5th October 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, on Monday 4 October, 50,846 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 4 October 2010 consists of 3,636,576,874 ordinary shares, of which 140,715,426 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,861,448 shares with voting rights.

The figure of 3,495,861,448 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

1 October 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital from 30 September 2010 consists of 3,636,576,874 ordinary shares, of which 140,766,272 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,495,810,602 shares with voting rights.

The figure of 3,495,810,602 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
0207 004 3116

1 October 2010

National Grid plc

Following a comprehensive review of its corporate broking arrangements, National Grid announces the appointment of Bank of America Merrill Lynch and  Barclays Capital as its joint corporate brokers.

CONTACTS

Investors

David Rees	+44 (0) 20 7004 3170	+44 (0)7901 511322 (m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973447 (m)

Media

Chris Mostyn	+44 (0)20 7004 3149	+44 (0)7774 827710 (m)
Deborah Taylor	+44 (0)20 7004 3148	+44 (0)7787 568375 (m)

Brunswick

Tom Burns	+44 (0)20 7404 5959	+44 (0)7974 982333 (m)
Tom Batchelar	+44 (0)20 7404 5959	+44 (0)7974 982359 (m)